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                        Morgan Stanley & Co. Incorporated
                                  1585 Broadway
                            New York, New York 10036


Securities and Exchange Commission                              January 22, 2008
100 F Street, N.E.
Washington, DC 20549
U.S.A.

                       Registration Statement on Form F-1
                        (Registration No. 333-147627) of
                        Solarfun Power Holdings Co., Ltd

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Morgan Stanley & Co. Incorporated ("Morgan Stanley") hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended prior to its effectiveness, so that it will become effective at 2:00 PM Eastern time on January 23, 2008 or as soon thereafter as is practicable. This request supersedes Morgan Stanley's acceleration request dated and filed with the Securities and Exchange Commission (the "Commission") on January 17, 2008.

     By this request, Morgan Stanley confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

     1. should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Morgan Stanley from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. Morgan Stanley may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *



                                            Very truly yours,



                                            Morgan Stanley & Co. Incorporated

                                            By: /s/ Rizvan Dhalla
                                                -----------------------------
                                                Name:  Rizvan Dhalla
                                                Title: Managing Director

cc:  James Lin
     Davis Polk & Wardwell